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                                March 18, 2021

       Jonathan Poulin
       Chief Executive Officer
       SOAR Technology Acquisition Corp.
       405 Lexington Avenue, 48th Floor
       New York, New York 10174

                                                        Re: SOAR Technology
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 18,
2021
                                                            File No. 333-253273

       Dear Mr. Poulin:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       Our warrant agreement will designate the courts of the State of New York or the United States
       District Court..., page 79

   1. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in
increased costs for investors to bring a claim.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jonathan Poulin
SOAR Technology Acquisition Corp.
March 18, 2021
Page 2

       You may contact Franklin Wyman at 202-551-3660 or Kate Tillan at 202-551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                          Sincerely,
FirstName LastNameJonathan Poulin
                                                          Division of
Corporation Finance
Comapany NameSOAR Technology Acquisition Corp.
                                                          Office of Life
Sciences
March 18, 2021 Page 2
cc:       Christopher Cummings, Esq.
FirstName LastName